Exhibit 99.1

News Release

For Immediate Release

WEST FRASER ANNOUNCES COMPLETION OF FORM 40-F FILING

VANCOUVER, B.C., February 14, 2023 – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) announced today that it filed its 2022 annual report on Form 40-F with the SEC on EDGAR (www.sec.gov). The Form 40-F includes the Company’s audited financial statements for the year ended December 31, 2022, annual management’s discussion and analysis (“MD&A”) and annual information form, each of which have been filed with Canadian securities authorities on SEDAR (www.sedar.com). These documents are also available in the investors section of the Company’s website at www.westfraser.com and a hard copy will be provided to shareholders free of charge upon request to shareholder@westfraser.com.

About West Fraser

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals, and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials.

For More Information

Investor Contact

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com

Media Contact

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

media@westfraser.com